IBT BANCORP, INC.

RESOLUTIONS

OF THE

BOARD OF DIRECTORS

WHEREAS, Section 702 of the Company’s Bylaws provides that the record date for the determination of shareholders entitled to notice of, or to vote at, any meeting of shareholders may not be more than 50 days prior to the date of such meeting.

WHEREAS, the Board of Directors believes that shareholder participation in shareholder meetings would be enhanced if the Company’s Bylaws permitted the Board to set a record date further in advance of shareholder meetings in order to allow longer proxy solicitation periods.

WHEREAS, Section 1763 of the Pennsylvania Business Corporation Law permits a Pennsylvania corporation to fix a record date of up to 90 days prior to the date of a shareholder meeting.

NOW, THEREFORE, BE IT

RESOLVED, that Section 702 of the Company’s Bylaws be, and hereby is, amended to read as follows:

Section 702. Record Date. The Board of Directors may fix any time whatsoever (but not more than ninety (90) days) prior to the date of any meeting of shareholders, or the date for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meetings, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares.

; and be it further

RESOLVED, that the President or such other officers as he may designate be, and hereby are, authorized and directed to file such notices and take such other actions as they shall deem necessary or convenient, with the advise of counsel, to place the foregoing Bylaw into effect and to carry out its purposes their authority to act to conclusively, but not exclusively, evidenced by such actions.